Exhibit 99.(m)(2)

Male Age 45 Standard Nonsmoker

Year	Beginning of the Year AV	Premium	Premium Expense	Policy Fee + Per 1000 Charge	Cost of Insurance	Investment Income	End of Year Accumulated Value
1	0.00	4,000.00	240.00	992.40	88.64	(26.34)	2,652.62
2	2,652.62	4,000.00	240.00	992.40	116.92	(48.23)	5,255.07
3	5,255.07	4,000.00	240.00	992.40	173.54	(69.58)	7,779.55
4	7,779.55	4,000.00	240.00	992.40	200.34	(90.41)	10,256.40
5	10,256.40	4,000.00	240.00	992.40	226.61	(110.85)	12,686.54

End of year 5 cash surrender value			12,686.54	minus	2,970.00	=	9,716.54

Surrender charge for a 45 year old male nonsmoker is $11.88 per 1000 of face amount (11.88 x 250 = 2,970.00)